As Filed with the Securities and Exchange Commission on July 1, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

APPLIED DIGITAL SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

MISSOURI	43-1641533
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(561) 805-8000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Scott R. Silverman
Chairman, Chief Executive Officer and Acting President
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Phone: (561) 805-8000
Fax: (561) 805-8001
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all correspondence to:
Harvey Goldman, Esq.
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131-5441
Phone: (305) 789-7506
Fax: (305) 349-2238

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If
any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.☒

If
this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit (1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.01 par	5,945,124 shares (2) (3)	$3.39	$20,153,970	$2,372.12

(1)
The fee has been paid and is on account. Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the proposed offering price and registration fee were calculated on the basis of the average of the high and low trading prices for the common stock on June 28, 2005, as reported on the Nasdaq SmallCap Market.

(2)	Up to 5,945,124 shares may be issued in connection with the registrant’s Series D Convertible Preferred Stock and Series E Warrant.

(3)
Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 1, 2005

APPLIED DIGITAL SOLUTIONS, INC.

5,945,124
Shares of
Common Stock

This prospectus relates to the resales of up to 5,945,124 shares of our common stock, par value $.01 per share, which may be issued under the terms of our Series D Convertible Preferred Stock (“Preferred Stock”) and Series E Warrants (the “Warrants”), which were issued on June 10, 2005. We issued the shares of our Preferred Stock and the Warrants in a private placement to two accredited institutional investors, Satellite Strategic Finance Associates, LLC and Satellite Strategic Finance Partners, Ltd., (the selling security holders herein), under the terms of a Securities Purchase Agreement dated June 9, 2005, as more fully discussed in this prospectus on page 17. As this prospectus relates to resales of our common stock, we are not offering these shares for cash, and accordingly, we will not receive any of the proceeds from the resales of our common stock. Resales of the shares of our common stock may occur at various times by the selling security holders listed in this prospectus. See “Selling Security Holders” beginning on page 17.

Our shares of common stock are listed on the Nasdaq SmallCap Market, also referred to as the SmallCap, under the symbol “ADSX.” On June 24, 2005, the last reported sale price of our common stock was $3.43 per share.

Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8000.

INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 12 OF THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June __, 2005.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 12 and the consolidated financial statements and the notes to those financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004 before making an investment decision. Unless the context otherwise requires in this prospectus, the terms “we,”“us” and “our” refer to Applied Digital Solutions, Inc. and its subsidiaries.

This prospectus includes one or more non-GAAP financial measures within the meaning of Regulation G. With respect to each non-GAAP financial measure, we have disclosed the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure. The non-GAAP financial measures were presented in the prospectus because our management believes that the non-GAAP financial results are meaningful to investors because they provide a consistent comparison of prior period results.

APPLIED DIGITAL SOLUTIONS, INC.
Our Business

We develop innovative security products for consumer, commercial and government sectors worldwide. Our unique and often proprietary products provide security for people, animals, food chains, government/military assets, and commercial assets. Included in this diverse product line are applications for radio frequency identification systems, commonly referred to as RFID, end-to-end food safety systems, global positioning systems, referred to as GPS, satellite communications, and secure telecomm infrastructure. Our adage is Security Through InnovationTM. We have developed a product to provide a secure tamper proof means of managing medical information. Two of our mature brands are: Home Again® and SARBETM, and our newer brands include VeriChipTM, Bio ThermoTM and Digital AngelTM. We plan to grow our suite of products through acquisitions and in-house development.

We and our subsidiaries (either wholly or majority-owned) currently engage in the following principal business activities:

•	marketing secure voice, data and video telecommunications networks, primarily to several agencies of the U.S. government;

•
marketing visual identification tags and implantable RFID microchips, primarily for identification, tracking and location of pets, livestock and other animals, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet and livestock (e.g., cattle) applications;

•	developing and marketing GPS-enabled products used for location tracking and message monitoring of vehicles, pilots and aircraft in remote locations;

•	developing and marketing call center and customer relationship management software and services;

•	marketing RFID-enabled products for use in a variety of healthcare, security, financial and identification applications; and

•	marketing information technology (“IT”) hardware and services.

As of June 15, 2005, our business operations consisted of the operations of six subsidiaries, which we collectively refer to as the Advanced Technology segment, and two majority-owned subsidiaries, Digital Angel Corporation (AMEX:DOC) and InfoTech USA, Inc. (OTC:IFTH). As of June 24, 2005, we owned approximately 56.9% of Digital Angel Corporation and approximately 52.5% of InfoTech USA, Inc. Advanced Technology, Digital Angel Corporation, referred to as Digital Angel, and InfoTech USA, Inc., referred to as InfoTech, comprise our three operating segments.

Recent Events

Acquisition and Financing

On June 10, 2005, we issued a press release announcing that our subsidiary, VeriChip Inc., formerly eXI Wireless, Inc., entered into a Share Purchase Agreement (the “Agreement”) dated June 10, 2005, by and among Instantel, Inc. (“Instantel”), Instantel Holding Company s.ár.l., Perceptis, L.P., VeriChip Inc. and solely for the purposes of Section 1.4 of the Agreement, us and VeriChip Corporation to acquire 100% of the common stock of Instantel Inc. Under the terms of the Agreement, Instantel became a wholly-owned subsidiary of VeriChip Inc.

The purchase price for Instantel Inc. was approximately $22.0 million paid in cash and up to an additional $3.0 million to be paid in the future in some combination of cash, VeriChip Corporation common stock and our common stock, depending on whether VeriChip Corporation completes an initial public offering of its common stock. Under the terms of a Registration Rights Agreement, we have certain future requirements to register shares of our common stock.

Instantel is a privately-held Canadian company which manufactures high-quality remote monitoring products in the areas of healthcare security and vibration monitoring for a diverse customer base.

In connection with the acquisition of Instantel, we entered into a financing agreement with certain institutional investors, whereby we issued our Series D Convertible Preferred Stock (the “Preferred Stock”), our Series E Warrants (the “Warrants”) and our Senior Unsecured Convertible Notes (the “Notes”), as more fully described in this prospectus on page 17. We used the net proceeds from the financing of approximately $17.3 million, together with approximately $4.7 million of internal cash, to fund the acquisition of Instantel Inc.

Loan Amendment

On June 28, 2005, we and InfoTech entered into a Second Amendment to Loan Documents (the “Second Amendment”) that amended, among other documents, that certain Commercial Loan Agreement (the “CLA”), that Term Note (the “Note”), and that Stock Pledge Agreement (together with the CLA and the Note, the “Loan Documents”) dated June 27, 2003, by and between us and InfoTech. Per the terms of the Loan Documents, we borrowed an original principal amount of $1,000,000 from InfoTech on June 27, 2003 (the “Loan”), which bears interest payable monthly at 16% per annum. On June 29, 2004, we and InfoTech entered into a First Amendment to Loan Documents that extended the original maturity date of the Loan from June 30, 2004 to June 30, 2005. Under the terms of the Second Amendment, InfoTech agreed to further extend the maturity date for the Loan under the Loan Documents from June 30, 2005 to June 30, 2006. All other terms and provisions of the Loan Documents remain unmodified and continue in full force and effect.

Revenue and Gross Profit

The tables below provide a percentage breakdown of the significant sources of our consolidated revenues and gross profits over the past three fiscal years and for the three-months ended March 31, 2005 and, as such, make evident certain trends in the composition of such revenues and gross profits:

Sources of Revenue:	Percentage of Total Revenue

	Three- Months Ended March 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Sales of voice, data and video telecommunications networks to government agencies from our Advanced Technology segment	18.1%	37.0%	39.9%	31.8%

Visual identification tags and implantable microchips for the companion animal, livestock, laboratory animal, fish and wildlife markets from our Digital Angel segment	36.1%	23.1%	25.8%	21.2%

GPS enabled tracking and message monitoring, search and rescue beacons, intelligent communications products and services for telemetry, mobile data and radio communications from our Digital Angel segment	23.3%	18.2%	11.1%	10.2%

Sales of IT hardware and services from our InfoTech segment	17.0%	16.1%	15.5%	23.1%

Other products and services	5.5%	5.6%	7.7%	13.7%

Total	100.0%	100.0%	100.0%	100.0%

Sources of Gross Profit:	Percentage of Total Gross Profit

	Three-Months Ended March 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Sales of voice, data and video telecommunications networks to government agencies from our Advanced Technology segment	15.0%	18.8%	25.0%	25.8%

Visual identification tags and implantable microchips for the companion animal, livestock, laboratory animal, fish and wildlife markets from our Digital Angel segment	38.7%	30.8%	34.7%	25.9%

GPS enabled tracking and message monitoring, search and rescue beacons, intelligent communications products and services for telemetry, mobile data and radio communications from our Digital Angel segment	31.5%	30.4%	17.5%	15.7%

Sales of IT hardware and services from our InfoTech segment	8.1%	9.9%	8.9%	13.4%

Other products and services	6.7%	10.1%	13.9%	19.2%

Total	100.0%	100.0%	100.0%	100.0%

(Loss) income from continuing operations before taxes, minority interest, gain (loss) attributable to capital transactions of subsidiary and equity in loss of affiliate from each of our segments during the three-months ended March 31, 2005 and during the years ended December 31, 2004, 2003 and 2002 was as follows (we evaluate performance based on stand-alone segment income as presented below):

	Three- Months Ended March 31,	Year Ended December 31,
	2005	2004	2003	2002
Income (loss) from continuing operations before taxes, minority interest, gain (loss) attributable to capital transactions of subsidiary and equity in loss of affiliate by segment:
	(in thousands)

Advanced Technology	$(752)	$(474)	$(108)	$(786)
Digital Angel	(418)	(2,391)	(6,274)	(45,156)
InfoTech	(63)	(202)	(3,052)	(422)
“Corporate/Eliminations”(1)	1,271	(7,152)	19,742	(49,613)
Total	$38	$(10,219)	$10,308	$(95,977)

(1) For the three-months ended March 31, 2005, “Corporate/Eliminations” includes $2.3 million in interest reductions resulting from the revaluation of certain warrants that are settleable in shares of Digital Angel’s common stock that we own or are exercisable into shares of our common stock or settleable/exercisable into a combination of shares from both companies at the holders’ option. As a result of the holders having the option to settle the warrants in shares of the Digital Angel common stock that we own, increases in the market price of Digital Angel’s common stock result in increases/reductions in our interest expense. Also, included in Corporation/Eliminations for the three-months ended March 31, 2005 was $0.5 million in recovery of a note receivable that we had previously reserved. Excluding these items, the loss from continuing operations before taxes, minority interest, gain (loss) attributable to capital transactions of subsidiary and equity in loss of affiliate for the three-months ended March 31, 2005 was $2.8 million. For 2003, “Corporate/Eliminations” includes a gain on the forgiveness of debt of approximately $70.1 million. Excluding the effects of the gain on forgiveness of debt, the loss from continuing operations before taxes, minority interest, gain (loss) attributable to capital transactions of subsidiary and equity in loss of affiliate for 2003 was $59.8 million.

Business Segments

ADVANCED TECHNOLOGY SEGMENT

For the three-months ended March 31, 2005, and the years ended December 31, 2004, 2003 and 2002, revenues from this segment were $5.2 million, $47.8 million, $44.6 million, and $41.9 million, respectively, and accounted for 23.7%, 42.7%, 48.0% and 42.6%, respectively, of our total revenues.

The principal products and services in the Advanced Technology segment are as follows:

• secure voice, data and video telecommunications networks;

• implantable microchips called VeriChipTM  and RFID scanners;

• patient wandering, infant protection and asset tracking/location systems combining automated RFID identification and real-time location technologies;

• proprietary call center software; and

• customer relationship management software and services.

The Advanced Technology segment’s customer base includes governmental agencies, commercial operations, distributors and consumers.

Our wholly-owned subsidiary, Computer Equity Corporation, is a telecommunications network integrator and a supplier of telephone systems, data networks, video, cable and wire infrastructure and wireless telecommunications products and services to various agencies of the federal government. Its products include voice mail, Internet cabling, phones and telephone wiring. On January 18, 2005, we were notified that the United States Postal Service (“USPS”) was exercising its right to terminate for convenience its contract with Computer Equity Corporation’s wholly-owned subsidiary, Government Telecommunications, Inc. The contract was for the upgrade of telecommunication networks. The USPS contract accounted for 52% and 16% of Computer Equity Corporation’s consolidated revenues in 2004 and 2003, respectively. Principally as a result of the termination of the USPS contract, the financial revenues and profit margins at Computer Equity Corporation have been adversely affected.

The VeriChipTM microchip, which is about the size of a grain of rice, contains a unique verification number that is captured by briefly passing a proprietary scanner over the VeriChipTM. VeriChipTM  will be available in several formats, some of which will be insertable under the skin. The brief outpatient “chipping” procedure lasts just a few minutes and involves only local anesthetic followed by quick, painless insertion of the VeriChip. Once inserted just under the skin, the VeriChip is inconspicuous to the naked eye. A small amount of radio frequency energy passes from the scanner energizing the dormant VeriChip™, which then emits a radio frequency signal transmitting the verification number. VeriChip™ can be used in a variety of security, financial, emergency identification and healthcare applications.

Our subsidiaries, VeriChip Inc. and Instantel Inc., developed infant protection patient wandering and asset tracking/location systems. VeriChip Inc.’s products uniquely combine automated identification and real-time location technologies. VeriChip Inc.’s proprietary security products HALO™, RoamAlert™, Xmark®, Hugs® and Assetrac™ are sold to hospitals, and its, HoundWare™ and WatchMate® systems are used in long-term care facilities to protect wander-prone residents.

Our proprietary call center software and related services are designed to deliver a comprehensive suite of customer interaction tools consisting of automated call distribution management systems, referred to as ACDs, Internet provider ACDs, web contact solutions, soft phones and status displays. Our newest call center technology is sold under the brand name Net-VU Contract Manager.

Our customer relationship management software and services provide a complete solution to manage all aspects of customer service, including help desk, call handling and service dispatch, contracts management, service marketing, billing, inventory management and more.

In addition to the products discussed above, we have developed a miniaturized low power thermoelectric generator called Thermo Life™, which we intend to sell through our wholly-owned subsidiary, Thermo Life Energy Corp. Thermo Life™ is intended to provide a miniaturized power source for a wide range of applications. These applications include, but are not limited to, wireless switches, wireless sensors, wearable electronics, internal medical devices, micro sensor networks and RFID networks with active transponders.

Approximately $4.0 million, or 76.3%, $41.4 million, or 86.7%, $37.1 million, or 83.2%, and $31.3 million, or 74.7%, of the Advanced Technology segment’s revenues for the three-months ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002, respectively, were generated by Computer Equity Corporation. No other individual products or services provided more than 10.0% of the revenues for this segment during the three-months ended March 31, 2005 or during 2004, 2003 and 2002. To date, we have not recorded significant revenues from sales of our VeriChip microchips and scanners, and we have not recorded any revenues from our Thermo Life product.

DIGITAL ANGEL SEGMENT

For the three-months ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002, revenues from this segment were $13.0 million, $46.3 million, $34.4 million and $32.5 million, respectively, and accounted for 59.3%, 39.6%, 37.0% and 33.0%, respectively, of our total revenues.

Digital Angel segment’s proprietary products provide security for companion pets, food chains, government/military assets and commercial assets worldwide. This segment’s principal products are:

•	visual ear tags for livestock;

•	electronic implantable microchips and RFID scanners for the companion pet, fish, livestock and wildlife industries, including our Home Again® and Bio-Thermo™ product brands;

•
GPS enabled search and rescue equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications, including our SARBE™ brand, which serve commercial and military markets;

•	GPS and geosynchronous satellite tracking systems, including tracking software systems for mapping and messaging associated with the security of high-value assets; and

•	intrinsically safe sounders (horn alarms) for industrial use and other electronic components.

The description of Digital Angel’s principal products that follows is oriented to reflect Digital Angel’s organizational structure, which includes its Animal Applications and GPS and Radio Communications divisions. The Animal Applications division’s sales were $7.9 million (excluding intercompany sales of approximately $0.4 million), $25.9 million, $23.9 million and $21.0 million, respectively, and represented 60.8%, 55.9%, 69.6% and 64.6% of the total revenue from this segment during the three-months ended March 31, 2005 and during the years ended December 31, 2004, 2003 and 2002, respectively. Sales of the GPS and Radio Communications division were $5.1 million, $20.4 million, $10.5 million and $11.5 million, respectively, and represented 39.2%, 44.1%, 30.4% and 35.4% of this segment’s revenue during the three-months ended March 31, 2005 and during the years ended December 31, 2004, 2003 and 2002, respectively.

Animal Applications

The Animal Applications division develops, manufactures and markets radio, electronic and visual identification devices for the companion animal, fish and wildlife, and livestock markets worldwide.

The Animal Applications division’s RFID products consist of miniature electronic microchips, scanners, and for some applications, injection systems. We hold patents on our syringe-injectable microchip, which is encased in a glass or glass-like material capsule and incorporates an antenna and a microchip with a unique permanent identification code for the animal in which it is implanted. The microchip is typically injected under the skin using a hypodermic syringe, without requiring surgery. An associated scanner device uses radio frequency to interrogate the microchip and read the code.

The Animal Applications division’s pet identification system involves the insertion of a microchip with identifying information in the animal. Scanners at animal shelters, veterinary clinics and other locations can determine the animal’s owner and other information. Our recently introduced Bio-Thermo™ product, which provides accurate temperature readings of animals by simply passing an RFID handheld scanner over the animal or by having the animal walk through a portal scanner, is included in the Animal Application’s division.

The Animal Applications division’s miniature electronic microchips are used for the tagging of fish, especially salmon, for identification in migratory studies and other purposes. The electronic microchips are accepted as a safe, reliable alternative to traditional identification methods because the fish can be identified without capturing or sacrificing the fish.

In addition to pursuing the market for permanent identification of companion animals and tracking microchips for fish, the Animal Applications division also produces visual and electronic identification products, principally for livestock producers. The tracking of cattle and hogs is crucial in order to provide security for asset management, disease control and food safety. Digital Angel has marketed visual identification products for livestock since the 1940s. Visual identification products typically include numbered ear tags. Electronic identification products for livestock are currently being utilized by livestock producers, and as part of various pilot studies for the United States Department of Agriculture’s and other state and governmental cattle identification programs. Currently, sales of visual products represent a substantial percentage of the Animal Applications division’s sales to livestock producers.

GPS and Radio Communications

The GPS and Radio Communications division engages in the design, manufacture and support of GPS-enabled equipment and our SARBE™ G2R personnel location beacon. Applications for the segment’s products include location tracking and message monitoring of vehicles, aircraft and people in remote locations through systems that integrate GPS and geosynchronous satellite communications, and GPS-enabled equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications serving commercial and military markets. In addition, this division designs, manufactures and distributes intrinsically safe sounders (horn alarms) for industrial use and other electronic components.

INFOTECH SEGMENT

For the three-months ended March 31, 2005, and the years ended December 31, 2004, 2003 and 2002, revenues from this segment were $3.7 million, $18.0 million, $14.5 million and $22.7 million, respectively, and accounted for 17.0%, 16.1%, 15.5%, and 23.1%, respectively, of our total revenues.

The principal products and services in this segment were computer hardware and computer services. This segment is a full service provider of IT products and services. In 2004, this segment continued its strategy of moving away from a product-driven systems integration business model to a customer-oriented IT strategy-based business model. It has further developed its deliverable IT products and services by adding new consulting and service offerings, and increasing the number of strategic alliances with outside technical service firms and manufacturers of high-end IT products.

The majority of InfoTech’s revenue during the three-months ended March 31, 2005 and during 2004, 2003 and 2002 was derived from sales of computer hardware, which provided approximately 85.7%, 82.5%, 80.3% and 88.3% of InfoTech’s revenue in the three-months ended March 31, 2005 and during 2004, 2003 and 2002, respectively. InfoTech’s services consist of IT consulting, installation, project management, design and deployment, computer maintenance and other professional services. No single service accounted for more than 10% of InfoTech’s total revenue during the three-months ended March 31, 2005 and during 2004, 2003 and 2002.

The “Corporate/Eliminations” category includes all amounts recognized upon consolidation of our subsidiaries, such as the elimination of inter-segment revenues, expenses, assets and liabilities. “Corporate/Eliminations” also includes certain revenues, gross profit and selling, general and administrative expense (reductions) associated with companies sold or closed in 2001 and 2002, and interest expense (reduction) and other expenses associated with corporate activities and functions.

About Us

We are a Missouri corporation and were incorporated on May 11, 1993. Our principal executive offices are located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and our telephone number is (561) 805-8000.

THE OFFERING

Common stock offered by the selling security holders	5,945,124 shares (1)

Common stock outstanding after this offering	69,268,992 shares (1)

Use of proceeds
We will not receive any proceeds from the sale of shares of our common stock sold by the selling security holders listed in this prospectus under “Selling Security Holders” beginning on page 17. We may receive cash proceeds, however, upon the selling security holders’ exercise of their Warrants.

Dividend policy
We have not paid, and do not anticipate paying, dividends on shares of our common stock. Our Preferred Stock accrues dividends at 6% annually, subject to the holder’s right to receive a minimum of two years worth of dividends if the Preferred Stock is redeemed or converted before the two-year anniversary of the issue date, and are paid quarterly. The dividends are payable in cash or, subject to our satisfying certain conditions, in shares of our common stock, at our option.

Market price of common stock	The market price of shares of our common stock has ranged from a high of $8.55 to a low of $1.99 during the 12 months preceding the date of this prospectus.

Risk factors	See “Risk Factors” beginning on page 12, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq SmallCap Market symbol	ADSX

(1) Includes up to 5,945,124 shares that may issued to the selling shareholders under the terms of the Preferred Stock currently outstanding, including the payment of dividends on such Preferred Stock in shares of our common stock, and shares that may be issued to the selling shareholders in connection with the Warrants. The number of shares of common stock to be outstanding after this offering includes the 63,323,868 shares of our common stock outstanding as of June 24, 2005 plus the 5,945,124 shares being offered.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

We have a history of operating losses and negative cash flows and we may not become profitable in the future, which could ultimately result in our inability to continue operations in the normal course of business.

Historically, we have incurred losses and have not generated positive cash flows from operations. Excluding a gain of approximately $1.3 million attributable to capital transactions of Digital Angel, a reversal of approximately $2.3 million of interest expense as a result of the revaluation of certain common stock warrants, which are settleable in shares of the Digital Angel common stock owned by us, and the recovery of approximately $0.5 million on a note receivable that we had previously reserved, we incurred a loss from continuing operations for the three-months ended March 31, 2005 of approximately $2.5 million. We incurred a consolidated loss from continuing operations of $18.8 million in 2004. Excluding a gain on the extinguishment of debt of approximately $70.1 million recorded on June 30, 2003, we incurred a consolidated loss from continuing operations in 2003 of $64.1 million, and we incurred a consolidated loss from continuing operations of $89.5 million in 2002. Our consolidated operating activities used cash of $3.2 million, $13.9 million, $11.4 million and $3.9 million during the three-months ended March 31, 2005 and during the years ended December 31, 2004, 2003 and 2002, respectively. During these periods, we have funded our operating cash requirements, as well as our capital needs, with the proceeds from investing and/or financing activities.

As of June 24, 2005, we have consolidated cash and cash equivalents of approximately $21.0 million. We believe that we currently have sufficient funds to operate our business over the next twelve months. However, our goal is to achieve operating profits and to generate positive cash flows from operations. Our profitability and cash flows from operations depend on many factors, including the success of our marketing programs, the maintenance and reduction of expenses and our ability to successfully develop and bring to market our new products and technologies. If, in the future, we are not successful in managing these factors and achieving our goal of profitability and positive cash flows from operations, we may not have sufficient funds to operate our business, which could ultimately result in our inability to continue operations in the normal course.

Over the past few years, we have made significant changes in the nature and scope of our businesses and have expanded into different product lines, including new, unproven technologies.

During the past few years, we have made significant changes in the nature and scope of our business operations and have expanded into different product lines, including new, unproven products such as VeriChip™ and Thermo Life™. If we are not successful in implementing our business model and developing and marketing these products or if these products do not gain sufficient market acceptance, we may not be able to achieve or sustain profitable operations. In that case, the market price of our stock would likely decrease.

Our stock price has reflected a great deal of volatility, including a significant decrease over the past few years. The volatility may mean that, at times, our shareholders may be unable to resell their shares at or above the price at which they acquired them.

Since January 1, 2000, the price per share of our common stock has ranged from a high of $180.00 to a low of $0.30, or $18.00 and $0.03, respectively, on a pre-stock split basis (i.e., prior to our effecting a 1-for-10 reverse stock split in April 2004). The price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. The market value of our common stock has declined in the past, in part, due to our operating performance. In the future, broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. This is even more of an issue as we increase our focus on developing and marketing new, unproven products for which there is considerable resistance, as a matter of privacy and other concerns. Declines in the market price of our common stock could affect our access to capital, which may, in the future, impact our ability to continue as a going concern. In addition, declines in the price of our common stock may harm employee morale and retention, curtail investment opportunities presented to us, and negatively impact other aspects of our business. As a result of any such declines, shareholders may be unable to resell their shares at or above the price at which they acquired them.

We have effected or entered into (and will likely continue to effect or enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock (or securities convertible into or exchangeable for such shares) and, as a result, the value of our common stock may be further diluted.

We have effected and entered into (and will likely continue to effect and enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock or securities convertible into or exchangeable for such shares. These share issuances, including the share issuances in connection with the Preferred Stock and Warrants, may be dilutive to the value of our common stock and may result in a decrease in the market price of our common stock.

We have issued and outstanding a significant number of derivative securities (e.g., options and warrants) and the conversion or exercise of such securities may adversely affect the market price of our common stock.

As of June 24, 2005, there were outstanding warrants and options to acquire up to 7,265,066 additional shares of our common stock, including the Warrants, and we had 590,307 additional shares of our common stock available to be issued in the future under our Employees Stock Purchase Plan. The exercise of outstanding options and warrants and the sale in the public market of the shares purchased upon exercise may have a dilutive effect on our common stock and may result in a decrease in the market price of our common stock.

We rely heavily on revenues derived from sales to various agencies of the U.S. government, and the loss of, or a significant reduction in, orders from the U.S. government could result in significant losses, asset impairments and deficits in cash flows from operations.

Approximately 99% of our revenue from sales of voice, data and video telecommunications networks for the three-months ended March 31, 2005, and for the years ended December 31, 2004, 2003 and 2002, respectively, were generated through sales to various agencies of the U.S. government. In addition, Digital Angel’s principal customers for electronic identification devices for fish are Pacific States Marine, a government contractor that relies on funding from the U.S. government, and the U.S. Army Corps of Engineers. Under certain contracts, a government agency is permitted to terminate its contract for convenience, including cases where funds are no longer appropriated. In January 2005, the USPS terminated for convenience the mail processing infrastructure contract that accounted for 52% and 16% of Computer Equity Corporation’s consolidated revenues in 2004 and 2003, respectively. Because we rely on revenues and cash flows generated from contracts, directly or indirectly, with governmental agencies, the loss of any such contract would result in a drop-off in revenues and cash flows, and such drop-off may be significant and thereby have a material adverse effect on our financial condition and results of operations, including requiring us to record significant goodwill impairment charges.

Our VeriChip™ product, when used in medical or healthcare-related applications, is subject to the FDA’s jurisdiction. The FDA approval limits the full utilization of the VeriChip™ in such applications, which may constrain our future operations and operating results.

Our VeriChip™ product has been deemed to be a medical device, subject to the FDA’s jurisdiction, with respect to medical or healthcare-related applications. The FDA approved VeriChip™ for medical applications in October 2004. The FDA’s approval limits our use of the VeriChip™ in medical applications by allowing only an identification number to be included on the chip. The patient information must reside in a database outside of the chip. The FDA has the authority to revoke approval of a previously approved product for cause, to request the recall of a product and to close manufacturing plants producing the product in response to violations of the terms of its approval. The FDA approval limits the full utilization of the VeriChip™ in such applications, which may constrain our future operations and operating results.

Digital Angel’s sale of shares of its common stock to third parties at prices below the per share carrying amount of our investment in Digital Angel has given (and may, in the future, give) rise to losses in our consolidated statement of operations.

Digital Angel has issued shares of its common stock to third parties at prices per share lower than the per share carrying amount of our investment in Digital Angel, triggering losses in our consolidated statement of operations. Future stock issuances to third parties by Digital Angel, including upon the exercise of stock options and warrants, may give rise to further losses. Such losses would reduce our net income, perhaps significantly. In addition, such issuances give rise to a decrease in our ownership position. Further, if our equity interest in Digital Angel (56.9% at June 24, 2005) were, as a result of future issuance of Digital Angel shares, to drop below 50%, we may not be able to consolidate its operations in our financial statements. This would result in a significant reduction in our consolidated revenues and assets.

We depend on a single production arrangement with Raytheon Corporation for our patented syringe-injectable microchips without the benefit of a formal written agreement, and the loss of or any significant reduction in the production could result in significant losses and decreases in our cash flows.

We rely solely on a production arrangement with Raytheon Corporation (“Raytheon”) for the manufacture of our patented syringe-injectable microchips that are used in all of our implantable electronic identification products, but we do not have a formal written agreement with Raytheon. Raytheon utilizes our proprietary technology and our equipment in the production of our syringe-injectable microchips. The termination, or any significant reduction, by Raytheon of the assembly of our microchips or a material increase in the price charged by Raytheon for the assembly of our microchips could have an adverse effect on our profitability and cash flows from operations. Moreover, if Raytheon were to terminate our production arrangement, we cannot ensure that the assembly of our microchips from another source would be on comparable or acceptable terms.

In addition, Raytheon may not be able to produce sufficient quantities of the microchips to meet any significant increased demand for our products or to meet any such demand on a timely basis. Any inability or unwillingness of Raytheon to meet our demand for microchips would require us to utilize an alternative production arrangement and remove our automated assembly production machinery from the Raytheon facility, which would be costly and could delay production. The failure to make such an alternative production arrangement could result in significant losses and decreases in our cash flows.

We have initiated, and are defendants in, various legal actions, the outcome of which could have a negative effect on our competitive position, operating results and cash flows.

We are party to various legal actions as either plaintiff or defendant. This includes actions initiated by us based on what we believe to be infringements of our patents by certain of our competitors. This also includes a federal antitrust lawsuit filed in December 2004 against Digital Angel and Avid Identification Systems, Inc. (“Avid”) alleging that these companies are participating in a monopolistic “conspiracy” in the marketing, sale and distribution of microchips and scanners used to identify lost pets. This lawsuit seeks dollar damages and to force Avid to make its microchip encryption code public. The ultimate outcome of these actions and the estimates of the potential future impact on our competitive position, operating results and cash flows could be materially different from our current expectations and estimates, which could result in the decline in our revenues, margins and cash flows, and in the case of those actions against us, our payment of damages. We expect to continue to incur legal costs in connection with pursuing and defending such actions, which will effect our profitability and decrease our cash.

We are subject to government regulation and any action on the part of regulators could have a material adverse effect on our business.

Our electronic and visual identification devices for the companion animal, livestock and wildlife markets are subject to federal, state and local regulation in the U.S. and other countries, and we cannot predict the extent to which we may be affected by future legislative and other regulatory developments concerning our products and markets. We develop, assemble and market a broad line of RFID readers that are required to comply with the FCC Part 15 Regulations for Electromagnetic Emissions. Our products also are subject to compliance with foreign government agency requirements. Our contracts with our distributors generally require the distributor to obtain all necessary regulatory approvals from the governments of the countries into which they sell our products. However, any such approval may be subject to significant delays. Any actions by regulatory agencies could materially adversely affect our profitability and cash flows.

Our intellectual property rights or patent rights might not provide protection and might be invalid or unenforceable.

Our ability to commercialize any of our products under development will depend, in part, on our ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing on the proprietary rights of third parties. The patent applications licensed to or owned by us may not result in issued patents, patent protection may not be secured for any particular technology, any patents that have been or may be issued to us may not be valid or enforceable and patents issued to us may not provide meaningful protection.

The VeriChip™ technology that is produced under patents #6,400,338 and #5,211,129 is owned by Digital Angel and licensed to VeriChip Corporation under an exclusive distribution and licensing agreement with a remaining term through March 3, 2013. If we were to no longer own a majority interest in Digital Angel, VeriChip Corporation may be unable to retain licensing rights for the use of these patents beyond the licensing period.

We may be subject to product liability claims from the use of our products that could result in costs or damages payable by us adversely affecting our business, financial condition, and results of operations.

Manufacturing, marketing, selling and testing our products entail a risk of product liability. We could be subject to product liability claims in the event our products or products under development fail to perform as intended. Even unsuccessful claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of indemnification payments or insurance would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would have a material adverse effect on profitability and cash flows.

We face the risk that the value of our inventory may decline before it is sold or that our inventory may not be able to be sold at the anticipated prices.

On March 31, 2005, the book value of our inventory was $11.2 million as compared to a book value of $8.1 million as of December 31, 2004. Digital Angel’s inventory was $8.0 million, our Advanced Technology segment’s inventory was $2.9 million, and InfoTech’s inventory was $0.3 million. Our Advanced Technology’s inventory consists primarily of work-in-process related to government contract projects. Digital Angel’s inventory consists primarily of raw materials related to our GPS-enabled equipment and finished goods related to implantable microchips and visual eartags. Historically, Digital Angel’s inventory has turned approximately 4 times per year. Our inventory may decline in value as a result of technological obsolescence or change in product. During the three-months ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002, we recorded approximately $30,000, $0.2 million, $0.4 million and $0.1 million in inventory reserves, respectively. Our success depends in part on our ability to minimize the cost to purchase/produce inventory and turn that inventory rapidly through sales. The failure to turn such inventory may require us to sell such inventory at a discount or at a loss or write down its value, which could result in significant losses and decreases in our cash flows.

New accounting pronouncements may significantly impact our future results of operations and earnings per share.

In December 2004, the FASB issued FAS 123R. This statement, which will be effective for us beginning on January 1, 2006, will change how we account for share-based compensation, and may have a significant impact on our future results of operations and earnings per share. We currently account for share-based payments to employees and directors using the intrinsic value method. Under this method, we generally do not recognize any compensation related to stock option grants we issue under our stock option plans.

FAS 123R will require us to recognize share-based compensation as compensation expense in the statement of operations based on the fair values of such equity on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement will also require us to adopt a fair value-based method for measuring the compensation expense related to share-based compensation. We have not yet completed our evaluation of the impact of the adoption of FAS 123R on our results of operations. In connection with evaluating the impact of FAS 123R, we are considering the potential implementation of different valuation methods to determine the fair value of share-based compensation. We believe the adoption of FAS 123R will have a material impact on our results of operations and earnings per share, regardless of the valuation method used. Future changes in generally accepted accounting principles may also have a significant effect on our reported results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus and some of the documents incorporated in this prospectus by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including statements regarding the prospects of our industry and our prospects, plans, financial position, anticipated product offerings, and business strategy constitute forward-looking statements. These statements are subject to many important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Among these factors are those included in this prospectus under the heading “Risk Factors” and those which are discussed in our most recently filed Annual Report on Form 10-K under the heading “Risk Factors” and elsewhere, which is incorporated by reference in this prospectus. All forward-looking statements included in this prospectus and the documents we incorporate by reference are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware. Subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified by the cautionary statements set forth above and elsewhere in this prospectus and in other reports filed by us with the Securities and Exchange Commission (“SEC”).

USE OF PROCEEDS

This prospectus relates to our common stock to be offered for sale for the account of certain selling security holders named under the caption “Selling Security Holders” in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling security holders. We may receive cash proceeds, however, upon the selling security holders’ exercise of their Warrants.

SELLING SECURITY HOLDERS

Pursuant to a Securities Purchase Agreement, Certificate of Designations of the Series D Convertible Preferred Stock, and the Warrants we issued 7,860 shares and 4,640 shares, respectively, of our Series D Convertible Preferred Stock, par value $10.00 per share, to Satellite Strategic Finance Partners, Ltd. and Satellite Strategic Finance Associates, LLC, and Warrants to acquire 739,516 and 436,559 shares of our common stock, respectively, to Satellite Strategic Finance Partners, Ltd. and Satellite Strategic Finance Associates, LLC. In addition, VeriChip Corporation issued the VeriChip Warrants, which are exercisable by Satellite Strategic Finance Partners, Ltd. and Satellite Strategic Finance Associates, LLC into 94,320 and 55,680 shares of VeriChip Corporation’s common stock, respectively, (150,000 shares in the aggregate). The total consideration for the Preferred Stock, the Warrants and the VeriChip Warrants was $12,500,000 in cash. The Preferred Stock is convertible into 2,010,230 shares and 1,186,701 shares of our common stock by Satellite Strategic Finance Partners, Ltd. and Satellite Strategic Finance Associates, LLC, respectively, at a conversion price of $3.91 per share, subject to anti-dilution provisions. Dividends accrue at 6% annually, subject to the holder’s right to receive a minimum of two years worth of dividends if the Preferred Stock is redeemed or converted before the two-year anniversary of the issue date, and are paid quarterly. The dividends are payable in cash or, subject to our satisfying certain conditions, in shares of our common stock, at our option. The Warrants are exercisable at any time until they expire on June 10, 2010 at an exercise price of $4.09 per share, subject to anti-dilution provisions. The VeriChip Warrants are exercisable at an exercise price of $8.00 per share, subject to anti-dilution provisions, from June 10, 2005 to the one year anniversary of the date on which VeriChip Corporation completes an initial public offering of its common stock or, if VeriChip Corporation does not commence an initial public offering by June 10, 2007, on June 10, 2007.

In addition, we borrowed an aggregate of $5,000,000 from the two Satellite institutional investors under Senior Unsecured Notes (the “Notes”) due December 10, 2005. We are entitled to extend the maturity of the Notes for an additional three months if the market price of our common stock on any of the ten trading days ending on and including the original maturity is less than the floor price of $3.25 per share. The Notes are payable in cash or, under certain conditions, are exchangeable for shares of our Series D Convertible Preferred Stock at our option provided certain conditions (i.e. an event of default has not occurred, the Initial Registration Statement as defined in the Registration Rights Agreement is effective as required, our common stock is authorized for quotation on the Nasdaq SmallCap Market or the Nasdaq National Market or listed on the New York Stock Exchange and we have adequately reserved the number of shares of our common stock as required in the Securities Purchase Agreement) are met. The Notes were issued at an aggregate price of $5,000,000, which is equal to 93.45% of the face amount. Principal accrues on a daily basis from the issue date through the earlier of the date on which the Notes are paid in full or are exchanged for shares of our Preferred Stock. Under the terms of the Registration Rights agreement, we will be obligated to register any Preferred Stock issued in connection with the Notes.

The Securities Purchase Agreement contains certain covenants, including limitations on Permitted Debt and Permitted Liens, as defined in the Securities Purchase Agreement.

We are obligated to register its shares of common stock issuable upon conversion of the Preferred Stock, payment of the related dividends and upon the exercise of the related Series E Warrants under the terms of a Registration Rights Agreement and to maintain a current registration statement until the date when all of the shares of our common stock issuable in connection with the Preferred Stock, the dividends on the Preferred Stock and the Warrants have been sold or may be sold without volume restriction pursuant to Rule 144(k) of the 1993 Securities Act, as amended,

We are registering our shares in order to permit the selling security holders to offer the above-mentioned shares of our common stock for resale from time to time. The selling security holders listed below have not had any material relationship with us within the past three years except as listed in the paragraphs below.

On April 16, 2004, we sold 2,000,000 shares of our common stock in a private placement to Satellite Strategic Finance Associates, LLC, under the terms of a Securities Purchase Agreement, referred to as the SPA. The SPA provided Satellite Strategic Finance Associates, LLC with a Series A Warrant, which was exercisable into 1,000,000 shares of our common stock, and a Series B Warrant, which is exercisable into 666,667 shares of our common stock. The purchase price for the 2,000,000 shares was $2.749 per share and was based on the average daily volume weighted-average price of our common stock for the period of ten trading days ending on and including April 13, 2004. The exercise price of the Series A Warrant was $2.749 per share and the exercise price of the Series B Warrant is $3.299 per share. The Series A Warrant, initially expiring on July 11, 2004, was extended until October 11, 2004. Satellite Strategic Finance Associates, LLC exercised the Series A Warrant on October 11, 2004. The Series B Warrant may be exercised at any time beginning on the one-year anniversary of the issue date and expiring on April 16, 2010. The proceeds from the sale of the common stock were $5.4 million. Proceeds from the exercise of the Series A Warrant totaled $2.7 million.

On October 21, 2004, we sold an additional 2,500,000 shares of our common stock at a price of $3.61 per share in a private placement to Satellite Strategic Finance Associates, LLC under a second Securities Purchase Agreement, referred to as the SSPA. The SSPA provided Satellite Strategic Finance Associates, LLC with a Series C Warrant, which was exercisable into 1,500,000 shares of our common stock, and a Series D Warrant, which is exercisable into 666,667 shares of our common stock. The Series C Warrant was exercisable at any time until the 150th day following the effective date of the registration statement registering the underlying common shares at an exercise price of $4.33 per share. The Warrant was set to expire in April 2005. On March 31, 2005, we agreed to amend the exercise price of the Series C Warrant from $4.33 per share to an exercise price equal to one cent above the closing price of our common stock on March 31, 2005, or $3.47 per share. Satellite Strategic Finance Associates, LLC exercised the Warrant on March 31, 2005.

The SSPA also provided for a Series D Warrant, which is exercisable into 666,667 shares of our common stock at an exercise price of $5.05 per share, such price being equal to 140% of the purchase price of the 2,500,000 shares. The Series D Warrant may be exercised at any time beginning on the one-year anniversary of the issue date and expiring on the October 21, 2010. The proceeds from the sale of the 2,500,000 shares of our common stock were approximately $9.0 million and the proceeds from the exercise of the Series C Warrant totaled approximately $5.2 million.

The following table lists the following information with respect to each of the selling security holders: (i) the selling security holder’s name; (ii) the number of outstanding shares of common stock beneficially owned by the selling security holder prior to this offering; (iii) the number of shares of common stock to be beneficially owned by the selling security holder after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling security holder; and (iv) the percentage of outstanding shares of common stock to be beneficially owned by the selling security holder after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling security holders and based on 63,323,868 shares of our common stock outstanding on June 24, 2005.

The selling security holders may sell all, some or none of its shares in this offering. See “Plan of Distribution” below. To our knowledge, none of the selling shareholders are broker-dealers or an affiliate of a broker-dealer.

Selling Security Holders	Shares Owned Prior to the Offering		Number of Shares Offered Hereby		Shares Owned After the Offering
					Number	%
Satellite Strategic Finance Associates, LLC	4,258,605	(1)	2,206,830	(2)	2,051,775	3.1
Satellite Strategic Finance Partners, Ltd.	5,440,962	(1)	3,738,294	(3)	1,702,668	2.5
Total	9,699,657		5,945,124		3,754,443	5.3

(1)
These shares represent the shares of our common stock issuable upon the conversion of the Preferred Stock, the payment of dividends on such Preferred Stock, the shares underlying the Series E Warrants, and for Satellite Strategic Finance Associates, LLC, the Series B Warrant and the Series D Warrant. The selling security holder may not receive shares to the extent such issuance or exercise would cause the selling security holder, together with its affiliates, to beneficially own more than 4.99% of the outstanding shares of our then outstanding common stock following such issuance. Since the number of shares reflected as being owned prior to the offering includes unconverted Preferred Stock shares and unexercised warrant shares, it does not reflect this limitation. The selling security holder disclaims beneficial ownership of any shares which would result in its ownership exceeding 4.99%.

(2)
Represents 1,483,376 shares which may be issued to the selling security holder in connection with the Preferred Stock, 177,755 shares which may be issued for the payment of dividends on the Preferred Stock, 545,699 shares which may be issued to the selling security holder in connection with the related Series E Warrant. This excludes shares that may be issuable under the anti-dilution provisions of the Preferred Stock and Series E Warrant, and includes an additional 25% reserve per the terms of the Registration Rights Agreement. This transaction is exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered unless an exemption from registration is available. In addition, the instruments representing the Preferred Stock and Warrant were legended to indicate that they were restricted. Satellite Asset Management, L.P. is the investment manager for Satellite Strategic Finance Associates, LLC, and as such may be deemed to have sole voting and dispositive powers with respect to the shares.  The general partner of Satellite Asset Management, L.P. is Satellite Fund Management, LLC.  The members of Satellite Fund Management, LLC are Lief D. Rosenblatt, Gabriel S. Nechamkin, Mark D. Sonnino, Christopher Tuzzo, Brian S. Kriftcher, Stephen S. Shapiro and David H. Ford, each of whom disclaims beneficial ownership of the shares.

(3)
Represents 2,512,788 shares which may be issued to the selling security holder in connection with the Preferred Stock, 301,111 shares which may be issued for the payment of dividends on the Preferred Stock, 924,395 shares which may be issued to the selling security holder in connection with the related Series E Warrant. This excludes shares that may be issuable under the anti-dilution provisions of the Preferred Stock and Series E Warrant, and includes an additional 25% reserve per the terms of the Registration Rights Agreement. This transaction is exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered unless an exemption from registration is available. In addition, the instruments representing the Preferred Stock and Warrant were legended to indicate that they were restricted. Satellite Asset Management, L.P. is the investment manager for Satellite Strategic Finance Partners, Ltd., and as such may be deemed to have sole voting and dispositive powers with respect to the shares.  The general partner of Satellite Asset Management, L.P. is Satellite Fund Management, LLC.  The members of Satellite Fund Management, LLC are Lief D. Rosenblatt, Gabriel S. Nechamkin, Mark D. Sonnino, Christopher Tuzzo, Brian S. Kriftcher, Stephen S. Shapiro and David H. Ford, each of whom disclaims beneficial ownership of the shares.

To our knowledge, the preceding table represents the holdings by the selling security holders. Information concerning the selling security holders may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling security holders may offer all or some of the common stock that they hold, we can only give an estimate as to the amount of common stock that will be held by the selling security holders upon the termination of this offering.  See “Plan of Distribution.”

PLAN OF DISTRIBUTION

The selling security holders or any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales made after the date of this prospectus;

•	broker-dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, also referred to as the Securities Act, rather than under this prospectus. In effecting sales, broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices other than related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by it and, if a selling security holder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the selling security holder list to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling security holder). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling security holder.

UNDER THE SECURITIES LAWS OF SOME STATES, THE SHARES OF COMMON STOCK MAY BE SOLD IN SUCH STATES ONLY THROUGH REGISTERED OR LICENSED BROKERS OR DEALERS. IN ADDITION, IN SOME STATES THE SHARES OF COMMON STOCK MAY NOT BE SOLD UNLESS SUCH SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN SUCH STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH.

LEGAL MATTERS

The validity of the securities offered hereby will be passed on for us by Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, Florida 33131, relying on the opinion of special Missouri counsel, Thompson Coburn LLP.

EXPERTS

The consolidated financial statements for the years ended December 31, 2004 and 2003, incorporated in this prospectus by reference to the Annual Report on Form 10-K of Applied Digital Solutions, Inc. for the year ended December 31, 2004, have been so incorporated in reliance on the reports of Eisner LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning the operation of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on Nasdaq, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

Website Access to Information and Disclosure of Web Access to Company Reports

Our website address is: http://www.adsx.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, Forms 3, 4 and 5 and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the information in documents we file with the SEC, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus has updated the information incorporated by reference and some information filed subsequently with the SEC will automatically update this prospectus. We incorporate by reference:

a)	Our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 9, 2005;

b)	Our Current Report on Form 8-K filed with the SEC on March 10, 2005;

c)	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2005;

d)	Our Current Report on Form 8-K filed with the SEC on April 1, 2005;

e)	Our Current Report on Form 8-K filed with the SEC on April 6, 2005;

f)	Our Current Report on Form 8-K filed with the SEC on April 21, 2005;

g)	Our Current Report on Form 8-K filed with the SEC on May 3, 2005;

h)	Our Quarterly Report on Form 10-Q filed with the SEC on May 10, 2005;

i)	Our Current Report on Form 8-K filed with the SEC on June 10, 2005, and as amended on June 13, 2005;

j)	Our Current Report on Form 8-K filed with the SEC on June 29, 2005; and

k)
The description of our common stock contained in the registration statement on Form 8-A filed with the SEC on May 5, 1995, including any amendments or reports filed for the purposes of updating the description of the common stock.

All documents subsequently filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.

YOU MAY REQUEST, EITHER ORALLY OR IN WRITING, AND WE WILL PROVIDE, A COPY OF THOSE FILINGS AT NO COST BY CONTACTING KAY LANGSFORD-LOVELAND, OUR VICE PRESIDENT - ADMINISTRATION, AT APPLIED DIGITAL SOLUTIONS, INC., 1690 SOUTH CONGRESS AVENUE, SUITE 200, PALM BEACH, FLORIDA 33445, OR BY CALLING (561) 805-8000.

We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions), which, other than the Securities and Exchange Commission (“SEC”) registration fee, are estimates, payable by the Registrant in connection with the sale and distribution of the securities registered hereby**:

SEC Registration Fee	$2,372
Accounting Fees and Expenses	4,000	*
Legal Fees and Expenses	10,000	*
Miscellaneous Expenses	628	*
Total	$17,000	*

_____________

*      Estimated
**    The selling security holders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15. Indemnification of Directors and Officers

Sections 351.355(1) and (2) of The General and Business Corporation Law of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation’s articles of incorporation or an amendment thereto or by a shareholders-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Exchange Act of 1934.

The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant’s request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16. Exhibits.

See Exhibit Index

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on June 24, 2005.

APPLIED DIGITAL SOLUTIONS, INC.
By:	/s/ SCOTT R. SILVERMAN
Scott R. Silverman, Chairman, CEO and Acting President

POWER OF ATTORNEY
The undersigned constitutes and appoints Evan C. McKeown as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his name, place, and stead, in any and all capacities, to sign the Applied Digital Solutions, Inc. Registration Statement on Form S-3 and any and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each or either of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SCOTT R. SILVERMAN	Chairman of the Board of Directors, Chief Executive Officer
(Scott R. Silverman)	and Acting President (Principal Executive Officer)	June 24, 2005

/s/ EVAN C. MCKEOWN	Senior Vice President and Chief Financial Officer (Principal
(Evan C. McKeown)	Financial Officer)	June 24, 2005
/s/ LORRAINE M. BREECE	Vice President and Chief Accounting Officer (Principal
(Lorraine M. Breece)	Accounting Officer)	June 24, 2005
/s/ J. MICHAEL NORRIS	Director
(J. Michael Norris)		June 24, 2005
/s/ DANIEL E. PENNI	Director
(Daniel E. Penni)		June 24, 2005
/s/ DENNIS G. RAWAN	Director
(Dennis G. Rawan)		June 24, 2005
/s/ CONSTANCE K WEAVER	Director
(Constance K. Weaver)		June 24, 2005
/s/ MICHAEL S. ZARRIELLO	Director
(Michael S. Zarriello)		June 24, 2005

EXHIBIT INDEX

Exhibit
Number	Description

4.1
Amended and Restated Bylaws of the Registrant dated March 31, 1998 (incorporated by reference to Exhibit 4.7 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-102165) filed with the Commission on April 14, 2003)

4.2
Fourth Restated Articles of Incorporation of the Registrant filed with the Secretary of State of Missouri on August 26, 2003 (incorporated by reference to Exhibit 4.8 to the registrant’s Registration Statement on Form S-1 (File No. 333-108338) filed with the Commission on August 28, 2003)

4.3
Amendment of Fourth Restated Articles of Incorporation of the Registrant filed with the Secretary of State of Missouri on March 19, 2004 (incorporated by reference to Exhibit 3.14 to the registrant’s Quarterly Report on Form 10-Q filed with the Commission on May 5, 2004)

4.4
Certificate of Designations of the Series D Convertible Preferred Stock (incorporated by reference to Exhibit 10.6 to the registrant’s Current Report on Form 8-K filed with the Commission on June 13, 2005)

5.1	Opinion of Holland & Knight LLP*

10.1
Securities Purchase Agreement by and among Applied Digital Solutions, Inc., Satellite Strategic Finance Associates, LLC and Strategic Finance Partners, Ltd. dated as of June 9, 2005 (incorporated by reference to Exhibit 10.5 to the registrant’s Current Report on Form 8-K filed with the Commission on June 13, 2005)

10.2	Form of Senior Unsecured Note dated as of June 10, 2005 (incorporated by reference to Exhibit 10.7 to the registrant’s Current Report on Form 8-K filed with the Commission on June 13, 2005)

10.3
Form of Series E Warrant to Purchase Common Stock of Applied Digital Solutions, Inc. dated as of June 10, 2005 (incorporated by reference to Exhibit 10.8 to the registrant’s Current Report on Form 8-K filed with the Commission on June 13, 2005)

10.4
Form of Warrant to Purchase Common Stock of VeriChip Corporation dated as of June 10, 2005 (incorporated by reference to Exhibit 10.9 to the registrant’s Current Report on Form 8-K filed with the Commission on June 13, 2005)

10.5
Registration Rights Agreement dated as of June 10, 2005, by and among Applied Digital Solutions, Inc., Satellite Strategic Finance Associates, LLC and Strategic Finance Partners, Ltd. (incorporated by reference to Exhibit 10.10 to the registrant’s Current Report on Form 8-K filed with the Commission on June 13, 2005)

23.1	Consent of Eisner LLP*

23.2	Consent of Holland & Knight LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

_______

* Filed herewith